FExhibit 99.1

TLC Reports First Quarter 2021 Financial Results

and Provides Business Update

SOUTH SAN FRANCISCO, CA and TAIPEI, Taiwan – May 14, 2021 – TLC (Nasdaq: TLC, TWO: 4152), a clinical-stage specialty pharmaceutical company developing novel nanomedicines to target areas of unmet medical need, today announced financial results for the first quarter ended March 31, 2021 and provided a business update.

“The first quarter of 2021 is marked by continual progress in our lead programs, TLC599 and TLC590, as well as the global commercialization of Ampholipad, for which we look forward to announcing the details when they are finalized,” commented George Yeh, President of TLC. “We are happy to announce that we have once again made the top 5% ranking in Taiwan’s corporate governance evaluation. Being the only biotech company to have achieved this honor seven years in a row, we think this is an incredible feat and a representation of the company’s dedication to the principles of transparency, accountability, and security.”

Clinical Pipeline Update and Upcoming Milestones

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Continuous excellent progress in EXCELLENCE, the Phase III pivotal clinical trial of TLC599 in ~500 patients with symptomatic knee osteoarthritis. Over 430 patients have reached the 24-week timepoint, of whom a majority have received the second injection of either TLC599 or placebo. There has been no safety concerns or serious adverse events related to treatment. The multi-center, randomized, double-blind, active comparator- and placebo-controlled pivotal study is evaluating the efficacy and safety of a single, as well as a repeat, dose of TLC599 in patients with knee OA across 46 sites in the United States and Australia.

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Imminent End-of-Phase 2 meeting with the FDA on TLC590 for postsurgical pain. The United States Food and Drug Administration (FDA) has scheduled an End-of-Phase 2 meeting with TLC in June to discuss the development plan for TLC590. With the meeting, TLC hopes to obtain FDA’s input and reach an agreement on the design parameters of the proposed pivotal clinical studies that will be used to support the TLC590 NDA application.

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Subsidiary InspirMed to present potential advantages of ISPM21 and ISPM19 in treating COVID-19 at 23rd International Society for Aerosols in Medicine (ISAM) Congress, in a poster titled “A Strategy to Treat COVID-19 with Targeted Delivery of Inhalable Liposomal Antiviral Drugs”, which will be posted both on the website (www.isam.org) and printed for display at the Boise Conference Center for live presentation in Boise, Idaho, USA, on May 22-26, 2021.

Corporate Highlights

•

Once again ranked Top 5% in Corporate Governance Evaluation amongst all Taiwan Stock Exchange Corporation (TWSE) and Taipei Exchange (TPEx) listed companies, marking the seventh consecutive year TLC has won the prestigious status. TLC was also ranked in the Top 5% in the newly added, non-industry-specific, Small and Medium-Sized Enterprises (SMEs) category (TWD 5-10 billion market value), winning praise from TWSE and TPEx for being a benchmark for all SMEs.

•

Partnership discussions for Ampholipad™ advancing swimmingly. Strategic partner selection for the complex generic drug in several territories are nearing conclusion. Details of the partnership are expected to be finalized and announced shortly.

•	US$20 million additional financing. Cathay Bank has issued a term sheet and agrees to provide additional financing amounting to US$20 million if conditions are fulfilled.
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Presented the latest updates at investor conferences, including HC Wainwright & Co Global Life Sciences Conference (March 9-10, 2021) and Oppenheimer 31st Annual Healthcare Conference (March 16-17, 2021).

•	Expanded global intellectual property protection to 299 patents, with 162 patents granted and 137 applications worldwide as of March 31, 2021.

First Quarter 2021 Financial Results

Operating revenue for the first quarter 2021 was NT$37.6 million (US$1.3 million), a 214.2% increase compared to NT$12.0 million (US$0.4 million) in the first quarter 2020. Operating expenses for the first quarter 2021 was NT$253.8 million (US$8.9 million), an 13.0% increase compared to NT$224.7 million (US$7.4 million) in the first quarter 2020. Net loss for the first quarter 2021 was NT$218.2 million (US$7.7 million), compared to a loss of NT$214.6 million (US$7.1 million) in the first quarter 2020, or a net loss of NT$2.39 (US$0.08) per share for the first quarter 2021, compared to a net loss of NT$2.90 (US$0.10) per share for the first quarter 2020.

The Company’s cash and cash equivalents were NT$1,080.0 million (US$37.9 million) as of March 31, 2021, compared to NT$1,342.7 million (US$47.8 million) as of December 31, 2020.

Financial Summary

Selected Consolidated Balance Sheet Data

	December 31, 2020		March 31, 2021
	NT$000	US$000	NT$000	US$000
Cash and cash equivalents	$1,342,667	$47,816	$1,080,009	$37,922
Total current assets	1,431,977	50,997	1,173,607	41,208
Total assets	1,749,461	62,303	1,509,396	52,998
Total current liabilities	348,127	12,398	378,463	13,289
Long-term borrowings	469,076	16,705	421,589	14,803
Total liabilities	886,134	31,557	868,762	30,504
Total equity	863,327	30,746	640,634	22,494

Selected Consolidated Statements of Operations Data

	Three-month periods ended March 31,
	2020		2021
	NT$000	US$000	NT$000	US$000
Operating revenue	$11,974	$396	$37,618	$1,321
Operating expenses
General and administrative expenses	(32,880)	(1,087)	(31,047)	(1,090)
Research and development expenses	(191,778)	(6,340)	(222,774)	(7,822)
Total operating expenses	(224,658)	(7,427)	(253,821)	(8,912)
Loss before income tax	(214,164)	(7,080)	(217,998)	(7,655)
Income tax expense	(421)	(14)	(239)	(8)
Net loss	$(214,585)	$(7,094)	$(218,237)	$(7,663)
Total other comprehensive loss	$(3,506)	$(116)	$(8,195)	$(288)
Total comprehensive loss	$(218,091)	$(7,210)	$(226,432)	$(7,951)
Loss per share of common stock
Basic and diluted loss per share (in dollars)	$(2.90)	$(0.10)	$(2.39)	$(0.08)

About TLC

TLC (NASDAQ: TLC, TWO: 4152) is a clinical-stage, specialty pharmaceutical company dedicated to the research and development of novel nanomedicines that maximize the potential of its proprietary lipid-assembled drug delivery platform (LipAD™), including BioSeizer® sustained release technology and NanoX™ active drug loading technology, which are versatile in the choice of active pharmaceutical ingredients and scalable in manufacturing. TLC has a diverse, wholly owned portfolio of therapeutics targeting areas of unmet medical need in pain management, ophthalmology, oncology and infectious diseases. TLC is consistently ranked in the top 5% among all listed companies in Taiwan’s Corporate Governance Evaluations.

Cautionary Note on Forward-Looking Statements

This press release contains forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. Forward-looking statements contained in this press release include, without limitation, statements regarding TLC’s expectations regarding the clinical development of TLC’s product and product candidates, including Ampholipad, TLC599, TLC590 and TLC19, the clinical benefits of TLC’s products and product candidates, the timing, scope, progress and outcome of TLC’s clinical trials and regulatory communications, the timing, scope, progress and outcome of TLC’s collaborations and partnerships, the commercialization of Ampholipad, how sufficient cash and equivalents will be to fund operations, the anticipated timelines for the release of clinical data and progress of TLC’s manufacturing capabilities. Words such as "may," "believe," "will," "expect," "plan," "anticipate," "estimate," "intend" and similar expressions (as well as other words or expressions referencing future events, conditions or circumstances) are intended to identify forward-looking statements. These forward-looking statements are not guarantees of future performance and involve a number of risks, assumptions, uncertainties and factors, including risks that the outcome of any clinical trial is inherently uncertain and product candidates may prove to be unsafe or ineffective, or may not achieve commercial approval, and delays or disruptions on our business or clinical trials due to the COVID-19 pandemic. Other risks are described in the Risk Factors section of TLC's annual report on Form 20-F for the year ended December 31, 2019 filed with the U.S. Securities and Exchange Commission (the “SEC”) as well as subsequent filings with the SEC. All forward-looking statements are based on TLC's expectations and assumptions as of the date of this press release. Actual results may differ materially from these forward-looking statements. Except as required by law, TLC expressly disclaims any responsibility to update any forward-looking statement contained herein, whether as a result of new information, future events or otherwise.

TLC Contact:

Dawn Chi

Corporate Communications

dawn@tlcbio.com